May 11, 2007
VIA EDGAR & HAND DELIVERY
Michael Pressman
Special Counsel
Office of Mergers and Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Re:	Consolidated Capital Institutional Properties/2 Schedule TO filed on March 30, 2007 — File No. 5-51797

Shelter Properties II Ltd. Partnership Schedule TO filed on March 30, 2007 — File No. 5-44517

Angeles Income Properties Ltd. II Schedule TO filed on March 30, 2007 — File No. 5-53919

Angeles Income Properties Ltd. 6 Schedule TO filed on April 2, 2007 — File No. 554489

Century Properties Fund XIV Schedule TO filed on March 30, 2007 — File No. 5-44267

Shelter Properties V Ltd. Partnership Schedule TO filed on April 2, 2007 — File No. 5-44523

Angeles Partners XII Schedule TO filed on April 4, 2007 — File No. 5-50745

Consolidated Capital Institutional Properties Schedule TO filed on April 4, 2007 — File No. 5-47009

Dear Mr. Pressman:
     On behalf of AIMCO Properties, L.P. (“Aimco OP”), Apartment Investment and Management Company (“Aimco”), AIMCO-GP, Inc. (“Aimco-GP”) and the other persons names as filing persons in the above-referenced Schedules TO (together with Aimco-OP, Aimco and Aimco-GP, the “Filing Persons”), we are providing additional information in response to two of the comments in your letter, dated April 12, 2007, regarding the above-referenced filings, and our subsequent telephone conversations. The two comments are set forth below and are followed by the Filing Persons’ response thereto.

Securities and Exchange Commission
May 11, 2007

General
1.	It appears that your offer, as currently structured, is inconsistent with Section 14(d)(6) of the Securities Exchange Act and Rule 14d-8. Please advise.
Response: Aimco OP has decided to revise the terms of its offers. It proposes to offer to purchase a fixed number of limited partnership units in each partnership. In each case, the number would be small enough that it would be highly unlikely to result in a “Rule 13e-3 transaction,” within the meaning of the Securities Exchange Act of 1934. Aimco OP has calculated the number of units to be sought in each offer by assuming that the 320 largest holders of units will not tender in response to the offer. In each case, the number of units sought is small enough that, if the 320 largest holders do not tender, Aimco OP could purchase the entire amount sought and there would still be at least 320 holders remaining. The proposed number of units in each partnership that would be sought in each offer, and the approximate percentage of total units outstanding that that number represents, are set forth below:

		Approximate Percentage
Partnership	Number of Units	of Units Outstanding

Angeles Income Properties Ltd. II	9,980	10%

Angeles Income Properties Ltd. 6	9,462	20%

Angeles Partners XII	4,471	10%

Consolidated Capital Institutional Properties	29,856	15%

Consolidated Capital Institutional Properties/2	181,810	20%

Shelter Properties V Ltd. Partnership	5,779	11%

Century Properties Fund XIV	10,368	16%

Shelter Properties II Ltd. Partnership	1,375	5%

Securities and Exchange Commission
May 11, 2007

Schedule TO
     Item 10
2.	It does not appear that your offer, as currently structured, constitutes an offer for all of the securities of the subject class and, accordingly, does not satisfy Instruction 2 of Item 10 of Schedule TO with respect to each offer. Please revise to include the required financial information.
Response: Instruction 2 of Item 10 of Schedule TO states that financial statements will not be considered material when (i) the consideration offered consists solely of cash; (ii) the offer is not subject to any financing condition; and (iii) the offeror is a public reporting company that files reports electronically on EDGAR. Each of the offers satisfies the first two criteria. Aimco OP, which is making the offer, and its ultimate parent, Aimco, are public reporting companies that file reports on EDGAR. Financial statements for the other Filing Persons would not be material. Aimco-GP is the general partner of Aimco OP and a wholly owned subsidiary of Aimco. It does not have any material assets or activities other than its 1% interest in Aimco OP and its position as general partner of Aimco OP. The other Filing Persons are the general partners of the partnerships that are the subject of the offers. They do not have any material assets or activities other than their interest in the subject partnerships and their positions as general partner of those partnerships.
More importantly, Aimco OP is the only entity that is obligated to purchase and pay for units in the offers, and it has sufficient liquidity and capital resources available to pay the aggregate purchase price if the maximum number of units are tendered in each offer. The maximum aggregate purchase price is estimated to be $19.9 million. At March 31, 2007, Aimco OP had cash and cash equivalents of approximately $257.2 million, and availability under its credit facility of approximately $283.0 million. Accordingly, we believe that the Filing Persons have satisfied the requirements of Item 10 of Schedule TO.
     We would appreciate your prompt attention to this letter. Please do not hesitate to contact the undersigned at (213) 687-5396 if you have any questions or comments regarding this letter.
Very truly yours,

/s/ Jonathan L. Friedman

Jonathan L. Friedman

cc:	Martha Long — Apartment Investment and Management Company Derek McCandless, Esq. — Apartment Investment and Management Company